UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-38208

Dragon Victory International Limited

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai, Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreement and Closing

On June 30, 2022, Dragon Victory International Limited, an exempted company incorporated and existing under the laws of the Cayman Islands (the “Company”), entered into a Securities Subscription and Warrant Purchase Agreement, attached hereto as Exhibit 10.1 (the “Private Placement Agreement”), with certain investors, including directors and senior members of management of the Company, as set forth in the Schedule A to the Private Placement Agreement (collectively, the “Purchasers”, and each, a “Purchaser”). Pursuant to the Private Placement Agreement, each Purchaser agrees to subscribe for and purchase, and the Company agrees to issue and sell, (A) such number of ordinary shares of the Company of par value US$0.0001 per share (each, an “Ordinary Share,” and with respect to such Purchaser, its “Subscription Shares”) calculated by dividing (a) the purchase price paid by such Purchaser to the Company, as set forth in Schedule A of the Private Placement Agreement, by (b) the per share purchase price (the “Per Share Purchase Price”) that is the higher of (i) US$1.00 and (ii) 88% of the lowest daily dollar volume-weighted average price of the Ordinary Shares on the NASDAQ Capital Market (as reported by Bloomberg) during the last 10 Trading Days immediately preceding the execution date of the Private Placement Agreement; and (B) certain warrants, in substantially the form attached as Exhibit A to the Private Placement Agreement (the “Warrants”), to purchase an aggregate number of Ordinary Shares that equals twice the number of the Subscription Shares (with respect to such Purchaser, its “Subscription Warrants”). The aggregate Purchase Price (as defined in the Private Placement Agreement) payable by all of the Purchasers will be no more than US$3,300,000.

Pursuant to the terms of the Warrants, the Subscription Warrants are exercisable after vesting, in whole or in part, by the Purchaser within a period of five years, commencing on the date of the issuance of the Warrants at the Per Share Purchase Price. The vesting of the Warrants will be conditioned on the attainment of the performance goals of the Company and any other vesting schedule/conditions as set forth in Exhibit B to the Warrants. As of the filing of the Form 6-K, no Subscription Warrants have vested.

The foregoing transaction closed on June 28, 2022.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Private Placement Agreement. The Private Placement Agreement attached hereto as Exhibit 10.1, and is incorporated herein by reference. The foregoing summary of the terms of the Private Placement Agreement is subject to, and qualified in its entirety by, such document.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Private Placement Agreement dated June 30, 2022 by and among the Company and the Purchasers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited

By:	/s/ Limin Liu
Limin Liu
Chief Executive Officer

Date: August 1, 2022

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